October 5, 2007

By EDGAR, Overnight Delivery and Facsimile

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	New Abraxis, Inc.
Form 10 Registration Statement No. 001-33657

Dear Mr. Riedler:

On behalf of New Abraxis, Inc. (the “Company”), we are transmitting for filing a copy of Amendment No. 1 (the “Amendment”) to the Form 10 Registration Statement (File No. 001-33657) (the “Registration Statement”), marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2007.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated September 6, 2007. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment 1: Please update the discussion throughout the document to the most recent date practicable.

Response: In response to the Staff’s comment, the Company has updated generally the discussion in the Amendment to the most recent date practicable.

Comment 2: We note you plan to request confidential treatment for an exhibit you have not yet filed. Comments related to such request will be provided under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement.

Response: The Company respectfully notes the Staff’s comment. The Company will submit a confidential treatment request for the form of manufacturing agreement and Taiho license agreement within the next five (5) business days.

Comment 3: We note the discussion in the first complete paragraph on page 2 of the information statement that you have numerous clinical oncology and cardiovascular

Jeffrey P. Riedler

October 5, 2007

product candidates and numerous discovery product candidates and novel chemical entities for various diseases. Please revise the discussion to quantify the specific number of the respective type of candidates you have.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 4: Please expand this section to provide a bullet list enumerating and briefly explaining the most significant risks the company faces.

Response: In response to the Staff’s comment, the Company has expanded the disclosure in the Amendment as requested.

Comment 5: Please expand the discussion to explain the nature of the warning letter you received from the FDA, the anticipated time and money needed to correct any deficiencies, and the current status of your compliance efforts. In this regard, we note you received the warning letter in December 2006.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 6: Please expand the discussion to indicate how long your “safety stock supply” will last under your current rate of usage.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 7: Please indicate the number of potential sources of paclitaxel available to you.

Response: The Company respectfully directs the Staff’s attention to its response and related disclosure to comment 6 above.

Comment 8: Please identify the third party you rely upon to supply you with paclitaxel. Also, to the extent you have an agreement with such party, please so indicate and describe in your business section the material terms of the agreement. You should also file the agreement as an exhibit to the registration statement. If you have determined that you are not substantially dependent on this party, please provide us with an analysis supporting this determination.

Response: The Company respectfully submits that its business is not “substantially dependent” upon either of the paclitaxel supply agreements. Specifically, the Company believes its paclitaxel supply risk is minimal because: (i) the suppliers are well-regarded within the industry; (ii) the Company has not historically experienced any supply shortages (nor does the Company anticipate any such shortages in the foreseeable future);

Jeffrey P. Riedler

October 5, 2007

(iii) the Company maintains safety stock supply of paclitaxel, which the Company believes is sufficient to meet its needs for at least the next 18 months; and (iv) the Company has agreements with two separate suppliers. In addition, the Company generally maintains at least four months of finished good inventory of Abraxane®. Accordingly, the Company respectfully submits that it is not required to file the supply agreements as exhibits to the Registration Statement or to describe their material terms.

Comment 9: Please revise the discussion to provide specific information concerning the extent of reimbursement for Abraxane by major insurers and compare them to other paclitaxel-based therapies for the same indication.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 10: Please state whether you currently have reasonably adequate insurance for product liability claims and quantify the extent of your insurance coverage.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 11: Please specifically identify the members of your management and research and development teams upon whom you depend heavily.

Response: In response to the Staff’s comment, the Company has provided additional in the Amendment as requested.

Comment 12: To the extent you have experienced problems attracting and retaining key employees in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 13: Please indicate where the two companies will be physically located and which entity will move from the existing facilities. In addition, indicate the period of time anticipated for the separation.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 14: Please clarify which members of your executive management team will be employees of each respective entity.

Jeffrey P. Riedler

October 5, 2007

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 15: Please disclose whether there were any material weaknesses or significant deficiencies related to policies and procedures that:

a.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

b.	provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

c.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 16: Please elaborate on your discussion of the steps that you are undertaking to improve your internal controls to describe the specific steps being undertaken to address each of the material weaknesses and significant deficiencies identified by your auditors. In this regard, it is unclear how adding additional tax personnel and contracting technical resources would be sufficient to address each material weakness without also implementing additional controls.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 17: Please provide more specific information about the mutual indemnification obligations of each party and discuss the limitations of any kind on their respective obligation to indemnify and the right to receive indemnification.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 18: Please revise the discussion to specifically state whether Dr. Soon-Shiong is a party to the registration rights agreement. If applicable, please briefly describe the rights conferred by the agreement on him to register his shares.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Jeffrey P. Riedler

October 5, 2007

Comment 19: Please identify who advised you that financing would be easier to obtain with a separation of your two businesses. Will this advisor receive any compensation as a result of the proposed financing and, if so, in what capacity, e.g. a finder, broker, adviser, agent, lender, etc.

Response: In response to the Staff’s comment, the Company has expanded the discussion in the Amendment as requested.

Comment 20: What is the anticipated timing for the debt financing? Have the terms and participants been determined? Have the recent events related to the sub prime lending market affected the analysis pertaining to the ease of financing for your proposed transfer of $1 billion to New Abraxis?

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment.

The Company supplementally advises the Staff that the commitment letter contains a term sheet summarizing the material terms of the debt financing. However, the definitive documentation for the debt financing has not yet been finalized. Except for Deutsche Bank AG New York, Deutsche Bank Securities Inc., Wachovia Bank, National Association and Wachovia Capital Markets, LLC, the participants in the debt financing have not yet been determined.

The Company supplementally advises the Staff that it cannot determine at this time what effect, if any, the events related to the subprime lending market will have on the completion of the debt financing. If, for any reason, approximately $1.0 billion of the debt proceeds will not be transferred to the Company prior to the distribution, then the Company will amend the information statement to disclose that fact prior to completing the distribution.

Comment 21: Please include a discussion of any negative aspects of the separation considered by the board of directors, e.g. costs, long term prospects, etc.

Response: In response to the Staff’s comment, the Company has provided additional discussion in the Amendment of the potential risks and negative consequences of the separation and related transactions considered by the board of directors.

Comment 22: Please describe the compensation issues that have arisen as a result of employees selling two different types of products. In addition, please discuss the extent to which you have been unable to retain employees as a result of the absence of equity incentives.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Jeffrey P. Riedler

October 5, 2007

Comment 23: We note that receipt of financing by the parent and the $1 billion cash contribution is not a condition to the spin-off transaction. Please revise the discussion where appropriate throughout the document to indicate the spin-off is not conditioned upon receipt of the financing and distribution of cash to the registrant, and include a discussion of the effects of engaging in the spin-off without the financing. In addition, if the spin-off is not conditioned upon the receipt of financing and the distribution of cash to the registrant, please include a separate risk factor to address this aspect of the proposed spin-off.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment to clarify that completion of the debt financing and the cash contribution are conditions precedent to the separation.

Comment 24: With respect to footnote (b), please revise your disclosure to clarify how the use of the assets was determined in arriving at the allocation of depreciation expense.

Response: In response to the Staff’s comment, the Company has revised footnote (b) in the Amendment as requested.

Comment 25: With respect to footnote (c), please revise your disclosure to indicate how the estimates of revenues and expenses were determined. Further, please tell us why you are including this amount in net revenues.

Response: In response to the Staff’s comment, the Company has revised footnote (c) in the Amendment as requested.

In addition, the Company supplementally advises the Staff that, in following the guidance in Article 5 of Regulation S-X, the Company has recorded the rental income with product revenues because the rental income is less than 10% of total revenues. The Company has also combined the related costs and expenses in the same manner.

Comment 26: With respect to footnote (i), please tell us, and revise your disclosure to indicate where the other offsetting amount is reflected.

Response: The Company supplementally advises the Staff that the offsetting amount for the $1.0 billion cash contribution is reflected in the pro forma balance sheet as part of “Additional paid-in capital.” In response to the Staff’s comment, the Company has revised its pro forma balance sheet to separately reflect the $1.0 billion cash contribution in “Stockholders’ equity.”

In addition, in response to the Staff’s comment, the Company has revised footnote (i) in the Amendment as requested.

Comment 27: With respect to footnote (k), we were unable to find an explanation of this entry. Please advise or revise.

Jeffrey P. Riedler

October 5, 2007

Response: In response to the Staff’s comment, the Company has corrected the footnote (k) reference to footnote (j) in the Amendment.

Comment 28: Please clarify in the filing what your ownership interest is in the joint venture and disclose the amount of the contribution made.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 29: Please discuss the reasons for the material changes in accounts payable for the three months ended March 31, 2007.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure for the six months ended June 30, 2007 in the Amendment as requested.

Comment 30: Please disclose whether milestone payments due under the various agreements discussed here could be triggered in the current fiscal year. Include a discussion of the amounts and specific events that trigger the payments and the estimated timing of the various payments. If no payment is anticipated, please clarify that fact as well. Please note that confidential treatment is not sufficient reason to omit disclosure that is required by generally accepted accounting principles.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 31: With respect to your agreement with Taiho, please quantify the expected period of the related research program and whether or not there has been any change in the expected period for each of the periods presented in your financial statements. Further, please tell us the terms of the joint steering committee, including, but not limited to the length of your agreement to sit on the committee, whether or not you have the right or obligation to sit on the committee, and whether or not any obligation is inconsequential as discussed in Staff Accounting Bulletin 104. Also, please clarify in the financial statements the basis for the term used in your revenue recognition for the up-front payment.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

The Company respectfully submits that it has an obligation to sit on the steering committee and therefore its obligations with respect to the steering committee and development working group are not inconsequential or perfunctory as described in Staff Accounting Bulletin 104 as the preclinical and clinical development of Abraxane® are required for its approval in Japan. The Company further submits that it will have substantially performed its obligations with respect to the steering committee after the regulatory approval of Abraxane® in Japan and when Abraxane® could begin to face

Jeffrey P. Riedler

October 5, 2007

competition in Japan. After these events, the Company has determined that its obligation with respect to the steering committee and development working group will be inconsequential.

Comment 32: Your disclosure states that you have information constraints in the distribution channel. Please disclose, and elaborate on each specific information constraint referred to by this statement. Include a discussion of how such constraints may affect or preclude your ability to make reasonable and reliable estimates of chargebacks, and other revenue dilution items.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 33: You have stated that current year revisions in the chargebacks provision relating to the prior period have not been material. Please disclose how you are able to make that conclusion, given that it “has not been practical, and has not been necessary” to capture and quantify the impact of current versus prior year activity on the chargeback provision.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 34: We note your disclosure regarding the $27.5 million and $21.5 million in product costs pending FDA and European approval. Please revise your disclosure here to include the following:

a.	The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

b.	The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the Company does not believe those issues affect its probable future benefit conclusion.

c.	The remaining shelf life of each product, as of each balance sheet date presented, and why the Company believes it will be able to realize the inventory prior to the expiration of the shelf life.

d.	The risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.

e.

The current status of product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. Please include a robust

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October 5, 2007

analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory.

f.	The effects of build-up of pre-launch inventory balances on liquidity.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 35: Please clarify in the filing and tell us the GAAP basis for recording stock-based compensation on the lower of market or $28.27.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 36: Please include a section to describe specifically how you intend to utilize the $1 billion in loan proceeds.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 37: To the extent the loan proceeds will be utilized the product candidates described on page 69 or others, please clarify what stage of development you expect to achieve for each indication of your product candidates using such loan proceeds.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment.

Comment 38: In addition, with respect to the previous comment, please clarify whether the designated amounts by themselves are sufficient to achieve the uses discussed. If not, please disclose the additional amounts you anticipate you will need as well as the anticipated sources of these funds.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment.

Comment 39: We note that as of March 31, 2007, you have more than 140 ongoing or planned Abraxane studies including 40 with active patient enrollment. We also note you have four planned studies of Abraxane by yourself and your partners. If material, these studies should be described in the document. With respect to the approximately 140 studies, please clarify whether you and/or your collaborators are conducting the studies, or are these studies by other parties for reasons other than achieving FDA approval.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment.

Jeffrey P. Riedler

October 5, 2007

The Company supplementally advises the Staff that it has three planned Phase III trials of Abraxane®—first line metastastic breast cancer, non-small cell lung cancer and melanoma. All of these trials currently are scheduled to begin in the fourth quarter of 2007. The Company respectfully submits that there is no additional material information to disclose at this time because the trials have not yet begun.

Comment 40: Please advise whether you have any results from your Phase II completed trial of Abraxane for first-line metastatic breast cancer. If you have such data, please disclose the results.

Response: The Company supplementally advises the Staff that the open-label, randomized head-to-head Phase II clinical trial comparing Abraxane® and Taxotere® in the first-line treatment of metastatic breast cancer has been completed. However, the data from the trial is still being collected as patients continue with follow-up. The Company respectfully directs the Staff’s attention to the section “Business—Abraxane®, A Proprietary Injectable Oncology Product—Abraxane® clinical development, label expansion and global commercialization plans” on page 70 of the Amendment where it disclosed an overview of the preliminary results.

Comment 41: To the extent you have license and collaboration agreements with the Buck Institute and CNSI, please expand the discussion to discuss the material terms of these agreements and file the agreements as exhibits. The discussion should disclose total payments made or received to date, total potential milestone payments, the existence of royalty provisions, duration and termination provisions.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

The Company respectfully submits that its agreements with the Buck Institute, CNSI, Biocon, USC and Cenomed are not material contracts required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. Licensing arrangements, collaborations and joint ventures are types of contracts that ordinarily accompany a biotechnology company’s business. In addition, none of these contracts falls within one of the enumerated categories under Item 601(b)(10)(ii) (e.g., the Company is not substantially dependent upon any of these contracts) and, in any event, all of these contracts are immaterial in amount and significance. For example, all of the contacts have minimal or no upfront or milestone payments. In addition, these contracts generally involve earlier stage technologies and compounds for which any product is many years from being commercialized, if at all.

Comment 42: Please file the Taiho, Biocon, USC, and Cenomed agreements as exhibits.

Response: The Company advises the Staff that it will submit a confidential treatment request for the Taiho license agreement within the next five (5) business days and, as requested, will file the license agreement as an exhibit to the Registration Statement. With respect to the other agreements, the Company respectfully directs the Staff’s attention to its response to comment 41 above.

Jeffrey P. Riedler

October 5, 2007

Comment 43: Please state the aggregate amount of future milestone payments and the timelines in which such payments may be due.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 44: Please expand the discussion to include duration and termination provisions.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 45: Please expand the discussion to indicate whether the [Biocon Limited] licenses are exclusive and to address duration and termination provisions.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 46: Please expand the discussion to describe the material terms of this agreement [with the University of Southern California].

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 47: Please expand the discussion to describe the material terms of this agreement [with Cenomed BioSciences, LLC].

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 48: Please discuss whether you have made any commitments to the FDA regarding post-marketing studies of Abraxane and, if so, what is the status of these commitments.

Response: In response to the Staff’s comment, the Company has provided additional in the Amendment as requested.

Comment 49: Please expand the discussion to disclose all material patents, the jurisdiction in which they were issued, the technology or drug to which the patent relates, and the year of expiration.

Response: In response to the Staff’s comment, the Company has expanded the relevant disclosure in the Amendment as requested.

Jeffrey P. Riedler

October 5, 2007

Comment 50: Please expand this section to discuss how each compensation element and the company’s decisions regarding that element affect decisions regarding other elements. See Item 402 (b)(1)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded the relevant disclosure in the Amendment as requested.

Comment 51: Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into account in making compensation decisions and how specific forms of compensation are structured and implement to reflect these items of the company’s performance. Your discussion should identify all financial and operational goals for the company and each named executive officer. See Item 402(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded the relevant disclosure in the Amendment as requested.

Comment 52: Please identify the pharmaceutical companies with comparable revenue whose base salaries and cash incentive payments you expect to target.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment.

Comment 53: Please expand the discussion to describe all material terms of the [aircraft purchase and sale] agreement.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 54: Please clarify why it is appropriate to recognize milestones immediately when the milestone is achieved.

Response: The Company supplementally advises the Staff that it believes milestone payments are appropriately recognized when the performance milestones are achieved because the earnings process relating to such payments is complete upon the achievement of the performance milestones. Additionally, payments associated with these milestones are nonrefundable and are not dependent upon future activities or the achievement of future milestones.

Comment 55: Please disclose the following information relating to the purchase of $83.4 million in-process research and development:

a.	Disclose the specific nature and fair value of each significant in-process research and development project acquired.

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October 5, 2007

b.	Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

c.	Disclose the nature and timing of the efforts necessary to complete the projects, and the anticipated completion dates at the acquisition date.

d.	In periods subsequent to the purchase of the in-process research and development, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response: The Company supplementally advises the Staff that it immediately expenses amounts for acquired in-process research and development and expenses any periodic research and development costs as incurred. In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 56: Please clarify in the filing what is meant by “the carrying value of certain assets and liabilities included in the balance sheets in both years are different in each year”. If the prior financial statements are considered predecessor financial statements, that fact should be clearly labeled on the face of the financial statements since the accounting basis is different in those financial statements.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in the Amendment as requested.

Comment 57: Please clarify what is included in the line item “Net transactions with Abraxis Bioscience” in your roll-forward.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 58: Please tell us why you believe it is appropriate to reverse the valuation allowance given the increase in your net loss during 2006. In addition, please tell us why reversing the allowance did not affect your Statements of Operations.

Response: The Company supplementally advises the Staff that, due to the merger of American BioScience, Inc. with American Pharmaceutical Partners, Inc. in April 2006, approximately $91 million of deferred tax liabilities were created through purchase accounting. This resulted in a net deferred tax liability position on New Abraxis after taking into account the deferred tax assets resulting from net operating losses. As a result, management determined it was more likely than not that the deferred tax assets would be realized, and the valuation allowance against those assets was eliminated.

The Company also supplementally advises the Staff that because the deferred tax liabilities that allowed the elimination of the valuation allowance were created through

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October 5, 2007

purchase accounting, the Company respectfully submits, in accordance with FAS 109 “Accounting For Income Taxes,” paragraph 26, it was appropriate that the elimination of the valuation allowance itself would also be made through purchase accounting. Therefore, the elimination did not impact the Statement of Operations.

In addition, in response to the Staff’s comment, the Company has revised the relevant disclosure in Note 12 (Income Taxes) to the financial statements.

Comment 59: Please update the financial information throughout the filing.

Response: In response to the Staff’s comment, the Company has updated the financial information in the Amendment, including condensed financial statements for the six months ended June 30, 2007 and 2006.

Comment 60: Please provide the disclosures required by FAS 5 relating to your litigation.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Comment 61: Most of your exhibits have not been filed. Please file these exhibits as soon as possible and allow us sufficient time to review the exhibits subsequent to filing them.

Response: The Company respectfully notes the Staff’s comment. In response to the Staff’s comment, the Company has filed most of the exhibits in connection with the Amendment.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

October 5, 2007

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 310.405.7402 or to Charles C. Kim at 310.405.7431.

Very truly yours,

/s/ Richard E. Maroun
Richard E. Maroun
Chief Administrative Officer and General Counsel

cc:	John L. Krug—Securities and Exchange Commission
Tabatha Akins—Securities and Exchange Commission
Mary Mast—Securities and Exchange Commission
Patrick Soon-Shiong, M.D.—Abraxis BioScience, Inc.
Lisa Gopalakrishnan—Abraxis BioScience, Inc.